APPENDIX E:
Affiliate Lease

Original Lease8
3320 Fairmount Commercial lease

COMMERCIAL LEASE

This Lease Agreement (this "Lease") is dated as of June 22, 2022, by and between 3320 Fairmount LLC ("Landlord"), and Tallgrass Pictures LLC ("Tenant"). The parties agree as follows:

PREMISES. Landlord, in consideration of the lease payments provided in this Lease, leases to Tenant 4525 square foot building to be used for a dough factory and restaurant. (the "Premises") located at 3320 Fairmount Avenue, San Diego, CA 92101.

TERM. The lease term will begin on July 20, 2022 and will terminate on July 20, 2047.

LEASE PAYMENTS. Tenant shall pay to Landlord monthly installments of $12,729.00, payable in advance on the first day of each month. Lease payments shall be made to the Landlord at 3312 Front St, San Diego, California 92101. The payment address may be changed from time to time by the Landlord.

POSSESSION. Tenant shall be entitled to possession on the first day of the term of this Lease, and shall yield possession to Landlord on the last day of the term of this Lease, unless otherwise agreed by both parties in writing. At the expiration of the term, Tenant shall remove its goods and effects and peaceably yield up the Premises to Landlord in as good a condition as when delivered to Tenant, ordinary wear and tear excepted.

USE OF PREMISES. Tenant may use the Premises only for Dough Manufacturing and Restaurant The Premises may be used for any other purpose only with the prior written consent of Landlord, which shall not be unreasonably withheld. Tenant shall notify Landlord of any anticipated extended absence from the Premises not later than the first day of the extended absence.

PARKING. Tenant shall be entitled to use 11 parking space(s) for the parking of the Tenant's customers'/guests' motor vehicle(s).

STORAGE. Tenant shall be entitled to store items of personal property in 495sf Storage Area as shown on site plan. during the term of this Lease. Landlord shall not be liable for loss of, or damage to, such stored items.

PROPERTY INSURANCE. Tenant shall maintain casualty insurance on the Premises in an amount not less than $3,000,000.00. Landlord shall be named as an additional insured in such policies. Tenant shall deliver appropriate evidence to Landlord as proof that adequate insurance is in force issued by companies reasonably satisfactory to Landlord. Landlord shall receive advance written notice from the insurer prior to any termination of such insurance policies. Tenant shall also maintain any other insurance which Landlord may reasonably require for the protection of Landlord's interest in the Premises. Tenant is responsible for maintaining casualty insurance on its own property.

LIABILITY INSURANCE. Tenant shall maintain liability insurance on the Premises in a total aggregate sum of at least $4,000,000.00. Tenant shall deliver appropriate evidence to Landlord as proof that adequate insurance is in force issued by companies reasonably satisfactory to Landlord. Landlord shall receive advance written notice from the insurer prior to any termination of such insurance policies.

MAINTENANCE. Tenant shall have the responsibility to maintain the Premises in good repair at all times during the term of this Lease.

UTILITIES AND SERVICES. Tenant shall be responsible for all utilities and services incurred in connection with the Premises.

TAXES. Taxes attributable to the Premises or the use of the Premises shall be allocated as follows:

> REAL ESTATE TAXES. Landlord shall pay all real estate taxes and assessments for the Premises.

> PERSONAL TAXES. Tenant shall pay all personal taxes and any other charges which may be levied against the Premises and which are attributable to Tenant's use of the Premises, along with all sales and/or use taxes (if any) that may be due in connection with lease payments.

DEFAULTS. Tenant shall be in default of this Lease if Tenant fails to fulfill any lease obligation or term by which Tenant is bound. Subject to any governing provisions of law to the contrary, if Tenant fails to cure any financial obligation within 5 days (or any other obligation within 10 days) after written notice of such default is provided by Landlord to Tenant, Landlord may take possession of the Premises without further notice (to the extent permitted by law), and without prejudicing Landlord's rights to damages. In the alternative, Landlord may elect to cure any default and the cost of such action shall be added to Tenant's financial obligations under this Lease. Tenant shall pay all costs, damages, and expenses (including reasonable attorney fees and expenses) suffered by Landlord by reason of Tenant's defaults. All sums of money or charges required to be paid by Tenant under this Lease shall be additional rent, whether or not such sums or charges are designated as "additional rent". The rights provided by this paragraph are cumulative in nature and are in addition to any other rights afforded by law.

LATE PAYMENTS. For each payment that is not paid within 10 days after its due date, Tenant shall pay a late fee equal to 5 % of the required payment.

HOLDOVER. If Tenant maintains possession of the Premises for any period after the termination of this Lease ("Holdover Period"), Tenant shall pay to Landlord lease payment(s) during the Holdover Period at a rate equal to the most recent rate preceding the Holdover Period. Such holdover shall constitute a month-to-month extension of this Lease.

CUMULATIVE RIGHTS. The rights of the parties under this Lease are cumulative, and shall not be construed as exclusive unless otherwise required by law.

REMODELING OR STRUCTURAL IMPROVEMENTS. Tenant shall have the obligation to conduct any construction or remodeling (at Tenant's expense) that may be required to use the Premises as specified above. Tenant may also construct such fixtures on the Premises (at Tenant's expense) that appropriately facilitate its use for such purposes. Such construction shall be undertaken and such fixtures may be erected only with the prior written consent of the Landlord which shall not be unreasonably withheld. Tenant shall not install awnings or advertisements on any part of the Premises without Landlord's prior written consent. At the end of the lease term, Tenant shall be entitled to remove (or at the request of Landlord shall remove) such fixtures, and shall restore the Premises to substantially the same condition of the Premises at the commencement of this Lease.

ACCESS BY LANDLORD TO PREMISES. Subject to Tenant's consent (which shall not be unreasonably withheld), Landlord shall have the right to enter the Premises to make inspections, provide necessary services, or show the unit to prospective buyers, mortgagees, tenants or workers. However, Landlord does not assume any liability for the care or supervision of the Premises. As provided by law, in the case of an emergency, Landlord may enter the Premises without Tenant's consent. During the last three months of this Lease, or any extension of this Lease, Landlord shall be allowed to display the usual "To Let" signs and show the Premises to prospective tenants.

INDEMNITY REGARDING USE OF PREMISES. To the extent permitted by law, Tenant agrees to indemnify, hold harmless, and defend Landlord from and against any and all losses, claims, liabilities, and expenses, including reasonable attorney fees, if any, which Landlord may suffer or incur in connection with Tenant's possession, use or misuse of the Premises, except Landlord's act or negligence.

DANGEROUS MATERIALS. Tenant shall not keep or have on the Premises any article or thing of a dangerous, flammable, or explosive character that might substantially increase the danger of fire on the Premises, or that might be considered hazardous by a responsible insurance company, unless the prior written consent of Landlord is obtained and proof of adequate insurance protection is provided by Tenant to Landlord.

COMPLIANCE WITH REGULATIONS. Tenant shall promptly comply with all laws, ordinances, requirements and regulations of the federal, state, county, municipal and other authorities, and the fire insurance underwriters. However, Tenant shall not by this provision be required to make alterations to the exterior of the building or alterations of a structural nature.

MECHANICS LIENS. Neither the Tenant nor anyone claiming through the Tenant shall have the right to file mechanics liens or any other kind of lien on the Premises and the filing of this Lease constitutes notice that such liens are invalid. Further, Tenant agrees to (1) give actual advance notice to any contractors, subcontractors or suppliers of goods, labor, or services that such liens will not be valid, and (2) take whatever additional steps that are necessary in order to keep the premises free of all liens resulting from construction done by or for the Tenant.

DISPUTE RESOLUTION. The parties will attempt to resolve any dispute arising out of or relating to this Agreement through friendly negotiations amongst the parties. If the matter is not resolved by negotiation, the parties will resolve the dispute using the below Alternative Dispute Resolution (ADR) procedure, unless the dispute or controversy meets the requirements to be brought before California's small claims court or is an unlawful detainer proceeding.

Any controversies or disputes arising out of or relating to this Agreement, other than those excepted above, will be submitted to mediation in accordance with any statutory rules of mediation. If mediation is not successful in resolving the entire dispute or is unavailable, any outstanding issues will be submitted to final and binding arbitration in accordance with the laws of the State of California. The arbitrator's award will be final, and judgment may be entered upon it by any court having jurisdiction within the State of California.

SUBORDINATION OF LEASE. This Lease is subordinate to any mortgage that now exists, or may be given later by Landlord, with respect to the Premises.

ASSIGNABILITY/SUBLETTING. Tenant may not assign or sublease any interest in the Premises, nor effect a change in the majority ownership of the Tenant (from the ownership existing at the inception of this lease), nor assign, mortgage or pledge this Lease, without the prior written consent of Landlord, which shall not be unreasonably withheld.

NOTICE. Notices under this Lease shall not be deemed valid unless given or served in writing and forwarded by mail, postage prepaid, addressed as follows:

<u>LANDLORD:</u>

3320 Fairmount LLC
3312 Front St
San Diego, California 92101

<u>TENANT:</u>

Tallgrass Pictures LLC
710 13th St. #300
San Diego, CA 92101

Such addresses may be changed from time to time by any party by providing notice as set forth above. Notices mailed in accordance with the above provisions shall be deemed received on the third day after posting.

GOVERNING LAW. This Lease shall be construed in accordance with the laws of the State of California.

ENTIRE AGREEMENT/AMENDMENT. This Lease Agreement contains the entire agreement of the parties and there are no other promises, conditions, understandings or other agreements, whether oral or written, relating to the subject matter of this Lease. This Lease may be modified or amended in writing, if the writing is signed by the party obligated under the amendment.

SEVERABILITY. If any portion of this Lease shall be held to be invalid or unenforceable for any reason, the remaining provisions shall continue to be valid and enforceable. If a court finds that any provision of this Lease is invalid or unenforceable, but that by limiting such provision, it would become valid and enforceable, then such provision shall be deemed to be written, construed, and enforced as so limited.

WAIVER. The failure of either party to enforce any provisions of this Lease shall not be construed as a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Lease.

BINDING EFFECT. The provisions of this Lease shall be binding upon and inure to the benefit of both parties and their respective legal representatives, successors and assigns.

LANDLORD:
3320 Fairmount LLC



By: _____   Date: ___6-26-2022_____
Jeffrey Brown & Jennifer Chen, Member

TENANT:
Tallgrass Pictures LLC



By: _____   Date: ___6-26-2022_____
Jeffrey Brown, Manager

Addendum8
EPC - OC Lease Addendum

Addendum to Commercial Lease

Lessor: 3320 Fairmount LLC
Lessee: Tallgrass Pictures LLC
Date of Lease: August 1, 2022
For the Property located at: 3320 & 3326 Fairmount Ave, San Diego, CA 92105
SBA Loan No.: 41829991-08

THIS ADDENDUM TO COMMERCIAL LEASE is made by and between the Lessor and Lessee, parties to the above-referenced lease, who are participating in the U.S. Small Business Administration 504 Loan Program ("504 Loan Program") through the SBA 504 Loan referenced above ("504 Loan"). The parties hereto agree and acknowledge that this Lease shall be construed to comply with the requirements of the 504 Loan Program including, but not limited to, those found in Title 13 of the Code of Federal Regulations, the SBA Standard Operating Procedures 50-10 and all other relevant statutes laws, codes, regulations and procedures. Notwithstanding anything in the Lease to the contrary, the following conditions shall apply:

(1)   Lessor leases to Lessee all that certain real property and all improvements described above, as well as all personal property purchased with proceeds of the subject 504 Loan and/or the personal property purchased with proceeds of the loans which are a part of the 504 Loan transaction (together, the "Project Property");

(2)   This Lease shall be junior and subordinate to any and all deeds of trust, mortgages or trust indentures now or hereafter placed on the Project property, including but not limited to the deed of trust, mortgage or trust indenture securing the 504 Loan. Additionally, with regards to the 504 Loan, such subordination shall not be subject to any conditions of non-disturbance;

(3)   The annual rent hereunder shall not exceed the annual payments on the deed of trust in favor of the SBA secured by the Project Property, annual payments of deeds of trust senior to such SBA deed of trust, and the direct expenses of holding the Project Property, including real estate and rental taxes, personal property taxes if the Project Property includes equipment, association fees, dues or assessments, utilities, insurance, reasonable repair/replacement insurance and maintenance, to the extent that Lessee, in accordance with lease, is not paying any or all such items.

(4)   Lessor will not charge and Lessee shall not pay rent in excess of the above amounts.

(5)   This Lease may be assigned, for collateral purposes, to Business Finance Capital and/or the United States Small Business Administration.

(6)   The term of this Lease shall not expire prior to the maturity date of the subject 504 Loan. The Lease term may include options to renew the Lease, so long as the options are exercisable solely by the Lessee. If the term of the Lease, inclusive of options exercisable solely by the Lessee, is less than the term of the 504 loan, then the Lessee is given successive three (3) one-year options to renew the Lease to provide that the total term, inclusive of options, is no less than the term of the 504 Loan.

(7)   Existing leases of the Project Property to third parties must be subleases from Lessee, or will be converted to subleases from Lessee and expressly subject to the Lease. New leases for any portion of the Project Property entered into after the date of the Lease shall be subleases between the Lessee and the third party sublessees. Any lease to any individual or business that engages in any activity that is illegal under federal, state or local law is prohibited. No portion of the Project Property which was renovated with proceeds from the 504 Loan, if any, may be leased to third parties.

(8)   Lessee agrees to comply with any applicable condominium or office, commercial or industrial park documents and rules and regulations.

(9)   If any of the above provisions conflict with any provisions of the Lease, this Addendum hereby amends said Lease accordingly and is controlling.

[signature page to follow]

Dated: _____7-19-22_____

LESSOR:

3320 Fairmount LLC

_____
By: Jeffrey Brown, Member

_____
By: Jennifer Chen, Member

LESSEE:

Tallgrass Pictures LLC

_____
By: Jeffrey Brown, Manager

Amendment8
First Amendment to EPC-OC Lease

FIRST AMENDMENT TO LEASE

THIS FIRST AMENDMENT TO LEASE ("**First Amendment**") is entered into as of September 1, 2022, by and between 3320 Fairmount LLC, a California limited liability company ("**Lessor**"), and Tallgrass Pictures, LLC, a California limited liability company ("**Lessee**"), with reference to the following facts:

RECITALS

A.   Lessor and Lessee entered into that certain Commercial Lease dated as of August 1, 2022 (though executed on July 17, 2022), and that certain Addendum to Commercial Lease executed on July 19, 2022 (collectively, the "**Current Lease**"), with respect to the improved property described in Exhibit A attached hereto and incorporated herein by this reference (the "**Premises**").

B.   Lessor entered into a SBA 504 credit facility with Live Oak Banking Company ("**Lender**") in the amount of $2,005,000 to provide financing for, among other things, the acquisition by Lessor of the Premises and the construction of certain improvements to the Premises ("**504 Loan**")

C.   Lessor and Lessee desire to amend the Current Lease as set forth in this First Amendment (as amended hereby, the "**Lease**"). Capitalized terms not otherwise defined in this First Amendment shall have the meanings ascribed to them in the Current Lease.

AMENDMENT

NOW, THEREFORE, for valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Current Lease is hereby amended as follows:

1.   Term. The term of the Lease began on August 5, 2022 and will terminate on the later of (a) August 4, 2047, and (b) the termination of the 504 Loan (as defined in the Addendum).

2.   Lease Payments.

a.   Prior to Loan Termination. Lease payments shall commence on September 5, 2022. The Lease payments shall equal the maximum amount that the Lessor may charge Lessee under the terms of the 504 Loan (and as detailed in the Addendum). Lessee acknowledges that, notwithstanding the provisions of the Current Lease, Lessee's rent payments shall include the payment of real estate taxes and assessments for the Premises and all other allowable costs under the Addendum. The first month's rent payment is $10,967 and will change on a monthly basis, based on the payments allowed under the 504 Loan from time to time, as it may be refinanced, including allowable costs arising from the development of the Premises (for example, due to increases in the loan balance as funds are withdrawn to pay for Tenant Improvements, as defined herein). Lessee further acknowledges that under the permanent financing portion of the 504 Loan ("**Permanent Loan**"), Lessor is allowed prepay up to 20% of the original principal balance of the Permanent Loan on an annual basis. If Lessee desires, in Lessee's sole and absolute discretion, that Lessor prepay a portion of the Permanent Loan as authorized under the Permanent Loan facility, then Lessee shall notify Lessor of such decision and deliver the necessary funding to Lessor so that Lessor can timely make such prepayment under the Permanent Loan.

        b.   <u>After Loan Termination</u>. If the 504 Loan is paid off, expires, or otherwise terminates prior to the expiration of the Lease (collectively, a "**Loan Termination**"), then the rent payable thereafter shall equal the then-prevailing base rental rate for new triple net leases of comparable space and property in the City Heights area, excluding the value of the Tenant Improvements paid for by Lessee, as diligently negotiated in good faith by Lessor and Lessee. If Lessee and Lessor are unable to agree on a reasonable rate of rent, then the parties shall promptly submit such dispute for resolution to a non-affiliated third party reasonably agreed to by Lessor and Lessee, who must have at least ten years' experience as a real estate broker in the San Diego County commercial real estate market with experience in leasing industrial space in the City Heights area of San Diego, or a qualified MAI appraiser. Until the rent payment amount is determined, Lessee shall continue to pay rent at the same rate Lessee paid immediately prior to the termination or expiration of the 504 Loan.

        3.   <u>Other Leases</u>. Lessee acknowledges that (a) based on Lessee's current business and development plans, the Lessee does not anticipate using certain areas of the Premises for some time, including the portion of the Premises located at 3326 Fairmount Avenue (where a smog testing station is currently being operated)(collectively, the "**Third Party Lease Locations**"), and (b) the operation of businesses at the Third Party Lease Locations will benefit Lessee in terms of, among other things, security while Lessee's bakery facilities are being developed, and additional consumer traffic at such time Lessee opens for business. Lessor and Lessee will agree from time to time on appropriate Third Party Lease Locations and Lessor thereafter shall only lease the Third Party Lease Locations on terms acceptable to Lessee so that the development of the bakery facilitates, and Lessee's use of the Third Party Lease Locations (when needed), will not be, to the extent reasonably foreseeable, adversely affected in a material respect by any such lease. Lessor shall be responsible for any liability arising from, and shall indemnify, defend and hold Lessee harmless with respect to any loss, liability, claims or causes of actions arising from, the use or occupation of the Third Party Lease Locations by third party lessees.   Lessee agrees that Lessor shall have the sole right to collect and retain any rent payments under Third Party Lease Location leases unless otherwise agreed by Lessee or Lessor, in their discretion.

        4.   <u>Tenant Improvements</u>. Lessor shall use commercially reasonable and diligent efforts to complete the improvements to the Premises described in the current "Tenant Improvement Plan" set forth in   <u>Exhibit B</u>, attached hereto and incorporated herein by this reference ("**Tenant Improvements**").   The current budget for the Tenant Improvements is attached to the Tenant Improvement Plan ("**TI Budget**"). The parties acknowledge that the plan for the Tenant Improvements is still in the planning stages and is preliminary. It is anticipated that the scope of the Tenant Improvements will increase and that the Tenant Improvement Plan may be modified from time to time. Any changes to the current Tenant Improvement Plan and the TI Budget will require the prior written approval of the Lessor and Lessee. Lessor shall fund, at its sole cost, all Tenant Improvements up to the total budgeted amount set forth in the attached TI Budget ("**Current Budgeted TI Cost**")(with the understanding that the use of the 504 Loan

proceeds to fund the Tenant Improvements will increase Lessee's monthly rent payments). Lessee shall fund, at its sole cost, all Tenant Improvements exceeding the Current Budgeted TI Cost. Lessor agrees that, given that Lessee is funding all Tenant Improvement Costs in excess of the Current Budgeted TI Cost, Lessor shall not unreasonably object to any Tenant Improvements proposed and funded by Lessee. Except as otherwise set forth in the Lease, Lessee is accepting the Premises in its "as-is" condition. The Premises, as used in the Current Lease, shall include the Tenant Improvements once substantially completed by Lessor.

5. <u>Lessee Right to Terminate</u>. The Lessee may, at Lessee's sole discretion, terminate the Lease any time after <u>the later</u> of (1) 10 years from the date hereof, and (2) the Loan Termination, by providing to Lessor at least 180 days advance written notice of Lessee's election to terminate the Lease. Nothing herein shall require Lessor to prepay the 504 Loan except as set forth in Section 2.a of this First Amendment.

6. <u>Permitted Use</u>. Lessee shall use the Premises for the operation of a bakery, the sale of related products and services, and incidental uses as reasonably determined by Lessee, subject at all times to compliance with applicable law.

7. <u>Security Deposit</u>. No security deposit has been delivered, or shall be required, under the Lease.

8. <u>No Right to Setoff.</u> Lessee shall pay to Lessor, throughout the Lease Term, the rent and other sums payable hereunder, free of any charges, assessments, deductions or reductions of any kind, and without abatement, deduction or setoff except as otherwise expressly provided for in the Lease.

9. <u>Interpretation</u>. Except as provided hereunder, all of the terms and provisions of the Current Lease remain unchanged and in full force and effect. If there is any conflict between this First Amendment and the Current Lease, this First Amendment shall govern.

10. <u>Signatures</u>. This First Amendment may be executed in any number of identical counterparts, any or all of which may contain the signatures of less than all of the parties, and all of which shall be construed together as but a single instrument. A signature received via facsimile, via DocuSign or electronically via e-mail shall be as legally binding for all purposes as an original signature.

[Signatures on Next Page]

IN WITNESS WHEREOF, this First Amendment to Commercial Lease is executed as of the date first above written.

LESSOR: 3320 Fairmont LLC,
a California limited liability company

By: _____
Jeffrey Lamont Brown, Manager

LESSEE: Tallgrass Pictures, LLC,
a California limited liability company

By: _____
Jeffrey Lamont Brown, Manager

<u>Exhibit A</u>

Property Address: 3320 and 3326 Fairmount Avenue, San Diego, CA 92105

Real property in the City of San Diego, County of San Diego, State of California, described as follows:

PARCEL 1:

ALL THAT PORTION OF LOT 2 IN BLOCK 103 OF CITY HEIGHTS, ACCORDING TO THE MAP THEREOF NO. 1007, FILED ON THE OFFICE OF THE RECORDER OF SAID SAN DIEGO COUNTY, OCTOBER 3, 1906.

EXCEPTING THEREFROM THE EASTERLY 5.00 FEET MEASURED AT RIGHT ANGLES FROM THE EASTERLY LINE OF SAID LOT 2.

TOGETHER WITH THAT PORTION OF THE SOUTHEASTERLY 20.00 FEET OF LEXINGTON AVENUE ADJOINING SAID LOT ON THE NORTHWEST, AS VACATED AND CLOSED TO PUBLIC USE BY THE TRUSTEES OF THE CITY OF EAST SAN DIEGO ON MAY 1, 1916, BY RESOLUTION NO. 536.

PARCEL 2:

LOTS 3, 4 AND 5 IN BLOCK 103 OF CITY HEIGHTS, IN THE CITY OF SAN DIEGO, COUNTY OF SAN DIEGO, STATE OF CALIFORNIA, ACCORDING TO MAP THEREOF NO. 1007, FILED IN THE OFFICE OF THE COUNTY RECORDER OF SAN DIEGO COUNTY, OCTOBER 3, 1906.

TOGETHER WITH THAT PORTION OF LEXINGTON AVENUE ADJOINING SAID LOTS ON THE NORTHWEST, AS VACATED AND CLOSED TO PUBLIC USE BY THE TRUSTEES OF THE CITY OF EAST SAN DIEGO ON MAY 1, 1916, BY RESOLUTION NO. 536 THAT WOULD PASS BY OPERATION OF LAW.

EXCEPTING THEREFROM THAT PORTION THEREOF DEEDED TO THE CITY OF SAN DIEGO, IN DEEDS RECORDED OCTOBER 20, 1960, AS FILE NO. 208824 AND FILE NO. 208825 OF OFFICIAL RECORDS.

APN: 476-100-11-00 (Affects Parcel 2) and 476-100-12-00 (Affects Parcel 1)

Exhibit B

Tenant Improvement Plan and TI Budget

Demolish interior and improve 4,790 sf metal building to be a dough factory and restaurant. Tentative completion date 8/1/2023. (expected to extend)

Preliminary Budget (expected to increase):



Project:	Izola Bakery | City Hieghts
Address:	3320 Fairmount Ave. San Diego, CA 92054
Date:	6/21/22
Attention:	Jeffrey Brown
Business Ph:	
Cellular Ph::	(619) 227-2701
Email:	jb@izolabakery.com

No.	CSI Code	Trade	General Conditions	Off Site	Site	Building	Total
1	00100	General conditions	14,624.20	0.00	0.00	0.00	14,624.20
2	00102	Project Manager	5,168.00	0.00	0.00	0.00	5,168.00
3	00103	Project Engineer	1,840.00	0.00	0.00	0.00	1,840.00
4	00104	Project Administrator	1,400.00	0.00	0.00	0.00	1,400.00
5	00105	Superintendent	24,000.00	0.00	0.00	0.00	24,000.00
6	00107	Laborer	3,840.00	0.00	0.00	0.00	3,840.00
7	02050	Soft Demolition	0.00	0.00	0.00	14,990.00	14,990.00
8	02075	Asbestos Abatement	0.00	0.00	0.00	1,500.00	1,500.00
9	02115	Trucking	0.00	0.00	0.00	2,300.00	2,300.00
10	02212	Hard Demolition	0.00	0.00	0.00	800.00	800.00
11	02471	Seating & Tables	0.00	0.00	0.00	0.00	0.00
12	02528	Mosonary	0.00	0.00	0.00	2,303.00	2,303.00
13	02577	Pavement Marking	0.00	0.00	0.00	0.00	0.00
14	03300	Concrete	0.00	0.00	0.00	22,439.00	22,439.00
15	03365	Grind & Seal Floors	0.00	0.00	0.00	0.00	0.00
16	05515	Wall Coverings	0.00	0.00	0.00	1,013.00	1,013.00
17	06650	Cabinets & Countertops	0.00	0.00	0.00	11,673.00	11,673.00
18	07200	Insulation	0.00	0.00	0.00	19,734.00	19,734.00
19	07510	Built UP Roofing	0.00	0.00	0.00	4,762.00	4,762.00
20	07600	Sky Lights & Rain Gutters	0.00	0.00	0.00	30,182.00	30,182.00
21	07920	Sealant & Caulking	0.00	0.00	0.00	580.00	580.00
22	08400	Glass Wall	0.00	0.00	0.00	33,024.00	33,024.00
23	09250	Steel Stud Framing & Drywall	0.00	0.00	0.00	12,764.00	12,764.00
24	09900	Exterior Painting	0.00	0.00	0.00	6,924.00	6,924.00
25	11130	Audio Visual Equipment	0.00	0.00	0.00	0.00	0.00
26	11451	Cooler /Freezer Box	0.00	0.00	0.00	69,453.00	69,453.00
27	15400	Plumbing	0.00	0.00	0.00	69,320.00	69,320.00
28	15560	Hood & Duct System	0.00	0.00	0.00	32,450.00	32,450.00
29	15700	HVAC	0.00	0.00	0.00	42,356.00	42,356.00
30	16000	Electrical	0.00	0.00	0.00	67,320.00	67,320.00
31	16760	Intercommunication	0.00	0.00	0.00	0.00	0.00
32		Subtotal	50,872	0	0	445,887	496,759
33		Total	50,872	0	0	445,887	496,759













IZOLA MAIN
DOUGH FACTORY AND EATERY

SCHEMATIC DESIGN
PROGRESS SET

3320 FAIRMOUNT AVE
SAN DIEGO, CA 92105

SHEET INDEX

| A00 | TITLE SHEET |
| A01 | SITE PLAN |

IZOLA

Prepared by
Heleo Architecture and design

IZOLA

AREA DIAGRAM

TRASH ENCLOSURE
STORAGE
(E) SMOG SHOP
150 SF
495 SF
878 SF
PL
670 SF
PROPOSED BAKERY FACILITY & EATERY 4,525 SQFT
FAIRMOUNT AVE
BUS STOP
RAMP
43RD ST

NORTH PARCEL AREA SUMMARY

IZOLA AREA	1315 SF
SMOG SHOP AREA	878 SF
TOTAL AREA	**2193 SF**

IZOLA USES 60% OF NORTH PARCEL

IZOLA

IZOLA MAIN
3320 Fairmount Ave, San Diego, CA 92105
6/6/2022 6:49:17 AM

A00
TITLE SHEET
1" = 40'-0"

PROPERTY LINE
TRASH ENCLOSURE
STORAGE
(E) SMOG SHOP
ADJACENT BUILDING PARKING
8
7
PROPOSED PARKING LAYOUT 11 SPACES
6
5
4
3
2
1
LOADING AREA
9
24' - 0"
DRIVE AISLE
10
11
OUTDOOR DINING
RAMP
PROPOSED BAKERY FACILITY & EATERY 4,525 SQFT
FAIRMOUNT AVE
PROPERTY LINE
BUS STOP
43RD ST
0
16'
32'
48'

1 SITE PLAN
1/16" = 1'-0"

All ideas, designs and plans indicated or represented by these drawings are owned by and are property of Heleo Architecture and Design and were created and developed for use in connection with the specified project. None of such ideas, designs or plans shall be used for any purpose whatsoever without the written permission of Heleo © 2022 Heleo Architecture and Design.

IZOLA
IZOLA MAIN





WALL LEGEND

- EXISTING WALLS
- NEW WALLS
- WALLS TO BE DEMOLISHED

LOADING DOCK
LOADING / UNLOADING
R.R.
R.R.
OPEN OFFICE
EXISTING WAREHOUSE 4,525 SQFT
RETAIL
(E) PARKING
STORAGE
OFFICE
OFFICE

① EXISTING / DEMO FLOOR PLAN - LEVEL 1
1" = 10'-0"

0
10'
20'
30'

HELEO ARCHITECTURE AND DESIGN

1420 Kettner blvd.
Suites 100
San Diego CA 92101

(619) 393 - 6635

info@heleo.co

SET NOT FOR COUNSTRUCTION

All Dimensions to be verified on site

IZOLA

IZOLA MAIN
3320 Fairmount Ave, San Diego, CA 92105
6/6/2022 6:49:30 AM

A02
EXISTING / DEMO FLOOR PLAN - LEVEL 1
As indicated

WALL LEGEND

- EXISTING WALLS
- NEW WALLS
- WALLS TO BE DEMOLISHED

75' - 8 1/8"
23' - 3 1/4"
35' - 0"
17' - 4 7/8"
8' - 0"
RR 51 SF
RR 51 SF
KITCHEN 96 SF
DRINKS 88 SF
EXPO 96 SF
SCULLERY 314 SF
OUTDOOR DINING AND LOADING 365 SF
26' - 0"
DINING 469 SF
5' - 0"
COOLER 304 SF
12' - 2"
SOURDOUGH AREA 453 SF
BAKE BAR 88 SF
32' - 8"
DECK 420 SF
P.O.S.
FREEZER 475 SF
19' - 0"
CROISSANT AREA 975 SF
REFREF
DOJO 957 SF
MAIN ENTRANCE
UP
STORAGE 61 SF
RAMP
113' - 5 1/4"
14' - 11 1/4"
14' - 1 3/4"
51' - 4 1/4"
22' - 3 1/4"

① PROPOSED FLOOR PLAN - LEVEL 1
1" = 10'-0"

0
10'
20'
30'

HELEO ARCHITECTURE AND DESIGN

1420 Kettner blvd.
Suites 100
San Diego CA 92101

(619) 393 - 6635

info@heleo.co

SET NOT FOR COUNSTRUCTION

All Dimensions to be verified on site

All ideas, designs and plans indicated or represented by these drawings are owned by and are property of Heleo Architecture and Design and were created and developed for use in connection with the specified project. None of such ideas, designs or plans shall be used for any purpose whatsoever without the written permission of Heleo © 2022 Heleo Architecture and Design.

IZOLA

IZOLA MAIN
3320 Fairmount Ave, San Diego, CA 92105
6/6/2022 6:49:33 AM

A03
PROPOSED FLOOR PLAN - LEVEL 1
As indicated









BIRDS EYE VIEW - SOUTH

IZOLA

HELEO

ARCHITECTURE AND DESIGN

1420 Kettner blvd.
Suites 100
San Diego CA 92101

(619) 393 - 6635

info@heleo.co

SET NOT FOR COUNSTRUCTION

All Dimensions to be verified on site

All ideas, designs and plans indicated or represented by these drawings are owned by and are property of Heleo Architecture and Design and were created and developed for use in connection with the specified project. None of such ideas, designs or plans shall be used for any purpose whatsoever without the written permission of Heleo © 2022 Heleo Architecture and Design.

IZOLA

IZOLA MAIN
3320 Fairmount Ave, San Diego, CA 92105
6/6/2022 6:49:33 AM

A04
PERSPECTIVE RENDERING

IZOLA

O

E AND DESIGN

1420 Kettner blvd.
Suites 100
San Diego CA 92101

(619) 393 - 6635

info@heleo.co

SET NOT FOR COUNSTRUCTION

All Dimensions to be verified on site

All ideas, designs and plans indicated or represented by these drawings are owned by and are property of Heleo Architecture and Design and were created and developed for use in connection with the specified project. None of such ideas, designs or plans shall be used for any purpose whatsoever without the written permission of Heleo © 2022 Heleo Architecture and Design.

IZOLA

IZOLA MAIN
3320 Fairmount Ave, San Diego, CA 92105
6/6/2022 6:49:33 AM

A06
PERSPECTIVE RENDERING

PERSPECTIVE - SOUTH WEST

IZOLA
IZOLA

HELEO
ARCHITECTURE AND DESIGN

1420 Kettner blvd.
Suites 100
San Diego CA 92101
(619) 393 - 6635
info@heleo.co

SET NOT FOR COUNSTRUCTION

All Dimensions to be verified on site

All ideas, designs and plans indicated or represented by these drawings are owned by and are property of Heleo Architecture and Design and were created and developed for use in connection with the specified project. None of such ideas, designs or plans shall be used for any purpose whatsoever without the written permission of Heleo © 2022 Heleo Architecture and Design.

IZOLA

IZOLA MAIN
3320 Fairmount Ave, San Diego, CA 92105
6/6/2022 6:49:33 AM

A05
PERSPECTIVE RENDERING

BIRDS EYE VIEW - SOUTH WEST

IZOLA
IZOLA

HELEO
ARCHITECTURE AND DESIGN

1420 Kettner blvd.
Suites 100
San Diego CA 92101
(619) 393 - 6635
info@heleo.co

SET NOT FOR COUNSTRUCTION

All Dimensions to be verified on site

All ideas, designs and plans indicated or represented by these drawings are owned by and are property of Heleo Architecture and Design and were created and developed for use in connection with the specified project. None of such ideas, designs or plans shall be used for any purpose whatsoever without the written permission of Heleo © 2022 Heleo Architecture and Design.

IZOLA

IZOLA MAIN
3320 Fairmount Ave, San Diego, CA 92105
6/6/2022 6:49:33 AM

A07
PERSPECTIVE RENDERING